UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTARUS, INC.

(Name of Subject Company)

SANTARUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Gerald T. Proehl

President and Chief Executive Officer

Santarus, Inc.

3611 Valley Centre Drive, Suite 400

San Diego, California 92130

(858) 314-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott N. Wolfe

Matthew T. Bush

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Santarus, Inc. (the “Company”) by Salix Pharmaceuticals, Ltd. (“Parent”) pursuant to the terms of an agreement and plan of merger, dated November 7, 2013, by and among the Company, Parent, Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Parent, and Willow Acquisition Sub Corporation, a wholly owned indirect subsidiary of Parent: (i) email to the Company’s employees from the Company’s Chief Executive Officer; (ii) Company employee Questions and Answers; and (iii) a form of email from the Company to its partners, suppliers, customers, clinical investigators and other third-party service providers. These items were first used or made available on November 7, 2013.

Email to the Company’s employees from the Company’s Chief Executive Officer

Dear Santarus Employees,

Moments ago we issued a press release with an important announcement about the future of Santarus. We announced that today the Santarus Board of Directors has approved a merger agreement under which Santarus will be acquired by Salix Pharmaceuticals for $32.00 per share in cash for a purchase price of approximately $2.6 billion. A copy of the press release is attached to this email. Additional communication to take place today is noted below.

The initial offer from Salix was not solicited, but once the offer to acquire Santarus was received, the Santarus Board of Directors engaged in a careful and thorough process and consulted with legal and financial advisors to reach the decision to sell the company. The Santarus Board of Directors believes that accepting the offer from Salix is in the best interests of the Santarus shareholders and that Salix is uniquely positioned to expand the commercialization of Santarus’ marketed products and continue to advance the development of our pipeline products.

Salix is a publicly traded company located in Raleigh, North Carolina that is committed to being the leading U.S. specialty pharmaceutical company licensing, developing, and marketing innovative products to healthcare professionals to treat gastrointestinal disorders in patients. They have a highly respected management team with a strong work ethic and a focus on maintaining a culture that attracts and retains outstanding employees.

Santarus and Salix will operate as separate, independent entities prior to the close of the transaction, which is expected to be in the first quarter of 2014. Until the transaction closes, we will continue with our separate business activities, which as you know include many important milestones in the weeks ahead. Although it may be difficult at times, we ask that you do your best to continue to do those things that have made Santarus so successful as we look to achieve our 2013 goals.

We are committed to keeping you informed as this transaction moves toward completion. To that end, we will hold an employee meeting for our home office employees this afternoon at 1:30 pm in the training room. We will speak with the field at the already scheduled 3:00 pm Pacific Time conference call today.

I am deeply grateful to all of you who have worked with me and our senior team to build Santarus into a premier specialty biopharmaceutical company. The significant value Salix has placed on Santarus in this transaction is a testament to the hard work of all of our talented employees, many of whom have long tenure with the company. I am proud of you and proud of all that we have achieved.

With best regards,

Gerry

Additional Information about the Transaction and Where to Find It

Under the terms of the definitive merger agreement, Salix intends to commence a cash tender offer to acquire all of the outstanding common stock of Santarus. Following completion of the tender offer, Salix will acquire all remaining shares of Santarus common stock not tendered in the offer through a second step merger at the same price per share paid in the tender offer. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Santarus. The solicitation and the offer to buy shares of Santarus’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Salix and Willow Acquisition Sub Corporation, a wholly-owned indirect subsidiary of Salix (“Merger Sub”), intend to file with the Securities and Exchange Commission (the “SEC”). In addition, Santarus will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Santarus on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Santarus under the “Investors” section of Santarus’ website at www.santarus.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF SANTARUS AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements in this communication that are not a description of historical facts are forward-looking statements. Santarus has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation statements regarding the planned completion of the tender offer, merger and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Santarus stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of Santarus, including the risks and uncertainties detailed in Santarus’ public periodic filings with the SEC, as well as the tender offer documents to be filed by Salix and Merger Sub, and the Solicitation/Recommendation Statement to be filed by Santarus. Santarus undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Company employee Questions and Answers

General Information

1.	What was announced today?

Santarus and Salix Pharmaceuticals, Inc. today announced that their Boards of Directors have unanimously approved and the companies have signed a definitive merger agreement under which Salix will acquire Santarus through a tender offer followed by a merger for $32.00 per share in cash for a purchase price of approximately $2.6 billion.

This price represents a premium to Santarus shareholders of approximately 36% based on the closing price of Santarus stock on November 6, 2013, the date prior to when we announced the transaction, and an approximately 39% premium over Santarus’ average closing stock price for the prior 30 trading day period.

Salix is a publicly traded company located in Raleigh, North Carolina that is committed to being the leading U.S. specialty pharmaceutical company licensing, developing, and marketing innovative products to healthcare professionals to treat gastrointestinal disorders in patients. As noted in the November 7, 2013 joint press release, Salix states that this acquisition “is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders – patients, healthcare providers, employees and stockholders – benefiting from the increased scale created by a larger, even stronger Salix.”

2.	Why is Santarus being sold?

The initial offer from Salix was not solicited, but once the offer to acquire Santarus was received, the Santarus Board of Directors engaged in a careful and thorough process and consulted with legal and financial advisors to reach the decision to sell the company. The Santarus Board of Directors believes that accepting the offer from Salix is in the best interests of the Santarus shareholders.

The tender offer documents, to be filed with the Securities and Exchange Commission (SEC), will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the Santarus board over the last few months and its rationale and reasons for approving the transaction and recommending it to stockholders. This transaction affirms the meaningful value that Santarus has created.

3.	When is the transaction expected to close?

The transaction is currently expected to close in the first quarter of 2014, subject to the satisfaction of customary closing conditions, including the receipt of Hart-Scott-Rodino regulatory clearance.

We are planning for the transition process to ensure successful integration of the two companies. As we move through the process to close the transaction, we will provide updates regarding the transition plan. However, until the transaction is completed, we will continue with normal business activities and ask that employees remain focused on achieving 2013 goals.

Employee Matters

We want to acknowledge your patience and understanding throughout this process, and we know that it is unsettling when these transactions are under way. We value all of our employees, and understand your desire for more information. While we are not able to answer every question at this time, we will attempt to answer as many as we can, and we are committed to transparency and communication during the process.

Employee Questions

1.	How will this affect the employees of Santarus? Will there be layoffs?

Santarus and Salix will continue to operate as separate, independent entities prior to the close of the transaction, and Santarus will continue its normal business activities. You will continue reporting to your current manager, and your compensation and job responsibilities will remain unchanged prior to the close of the transaction.

As with any combination involving companies in the same industry, upon the close of the transaction there will be overlaps in existing job functions that will result in some changes in duties and workforce reductions. We are strongly committed to treating all employees fairly. We will communicate new information when it becomes available, and will provide answers to questions as soon as possible once decisions are made.

2.	When will I know if my position is being eliminated? Can you provide detail on the level of layoffs you expect at Santarus? Will Salix keep employees in San Diego, or will all the retained jobs be in North Carolina?

We believe that Salix’s objective is to maintain the momentum of our business and continue the value creation that Santarus has established. Salix will need to take the appropriate time to assess the Santarus organization and make employment-related decisions. Therefore, we are unable to inform you of precisely when you will be notified if your position is being eliminated, the level of anticipated layoffs or the location of jobs at this time.

3.	Is there a severance plan for affected employees?

There is a severance plan for employees who hold a title below that of vice president and whose positions are impacted by the acquisition of Santarus. A copy of the severance plan will be provided to Santarus employees.

In general, the severance plan provides for the following in exchange for signing a general release of claims:

•	A cash severance payment ranging from approximately three to six months of your base salary, based on your position at Santarus and, in certain cases, your length of service.

•	A prorated amount of your bonus or sales incentive earned in 2014, as applicable, based on your time with Salix following the close of the transaction.

•	Termination of certain payback provisions, if applicable.

•	COBRA benefits for a period of time ranging from four to six months based on your position at Santarus, if you are enrolled in a Santarus benefits plan at the time of your termination and you enroll in COBRA upon termination.

•	Outplacement services for a period of time ranging from four to six months, based on your position at Santarus.

4.	What about WARN Notice?

Both federal and state laws govern when WARN notice applies. Any notice and/or payments required to be given under WARN will be in addition to any severance payments made pursuant to the terms of the severance plan.

5.	Will I receive a 2013 bonus?

Since the transaction is expected to close in the first quarter of 2014, it is our intent to pay corporate bonuses as well as field incentive bonuses for 2013. We will be discussing this with our Board of Directors at their December meeting, and more information about bonuses and the process for performance reviews will be forthcoming.

6.	What happens if I voluntarily resign prior to the close of the transaction?

If you voluntarily terminate your employment at any time prior to the close of the transaction, you will not be entitled to any severance pay or benefits.

7.	What happens to my unvested stock options?

Your unvested stock options will become fully vested at the close of the tender offer. At the close of the transaction, each unexercised stock option will be cancelled, terminated and converted into the right to receive a cash payment determined by multiplying: (1) $32.00 minus the applicable exercise price per share of such option, and (2) the number of shares of common stock underlying such option. For example, if you currently have an unvested option to purchase 100 shares at an exercise price of $6.00 per share, you will receive a payment of $2,600 (($32.00 - $6.00) times 100), less applicable taxes.

We plan to provide additional information on the handling of your unvested stock options in the coming weeks.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

8.	What happens to my vested stock options?

At the close of the transaction, each unexercised vested stock option will be cancelled, terminated and converted into the right to receive a cash payment determined by multiplying: (1) $32.00 minus the applicable exercise price per share of such option, and (2) the number of shares of common stock underlying such option. For example, if you currently have a vested option to purchase 100 shares at an exercise price of $6.00 per share, you will receive a payment of $2,600 (($32.00 - $6.00) times 100), less applicable taxes.

We plan to provide additional information on the handling of your vested stock options in the coming weeks.

You may also exercise your stock options as outlined below.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

9.	What happens if I exercise my currently vested stock options before the transaction is effective?

You may exercise your stock options in accordance with our normal procedures for exercising options, which requires pre-clearance. If you are planning to sell your shares, including doing a same-day sale, you may do so only in an open trading window and so long as you are not in possession of material non-public information and follow our procedures for selling. Our trading window is currently closed and we anticipate that it will open for most employees two business days after the commencement of the tender offer. Under the terms of the merger agreement, the commencement of the tender offer is expected to be no later than December 3, 2013.

If prior to the expiration of the tender offer, you exercise stock options and hold the shares, you may choose to tender your shares to Salix and receive $32.00 per share.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

10.	What will happen with the Employee Stock Purchase Plan (ESPP)?

If you are enrolled in the current ESPP period, contributions will continue to be deducted from your pay through the end of this purchase period. On November 30, 2013, each participant’s ESPP contributions will be used to purchase shares as usual. These purchased shares, as well as any previous ESPP shares you currently own, will be subject to the Salix tender offer of $32.00 per share.

If you are not enrolled in the current ESPP purchase period, you may not sign up now, consistent with the ESPP program rules. If you are enrolled in the current ESPP purchase period, you may not increase your payroll deductions or your purchase elections at this time; however, you may withdraw from the ESPP program. No new purchase periods will begin after the November 2013 purchase date.

11.	What happens to the Santarus shares that I own?

The tender offer has not yet commenced. At the time the tender offer is commenced, you will be provided with an opportunity to tender the shares in exchange for $32.00 per share, without interest. Please see below under “Additional Information about the Transaction and Where to Find It” for important information with respect to the tender offer.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

12.	What will happen to my benefits? If I continue employment with Salix, will my compensation and benefits package be the same as the package I currently have?

The Santarus benefit plans will continue through the close of the transaction. If your position is eliminated as a result of the close of the transaction and you are a current participant in a Santarus healthcare insurance plan, COBRA coverage will be available to you. COBRA is generally available for up to 18 months after termination, and will be included in your severance package for a portion of such period of time.

Salix will provide more information about benefits for employees whose positions are eliminated as well as for those who are offered employment with Salix as soon as it is available.

13.	Do Salix and Santarus share similar values and culture?

Salix senior leadership will be visiting Santarus soon to discuss its values and culture. Salix describes its culture as having a focus on integrity, ethics, teamwork, accountability and innovation.

Business Operations

1.	What will happen to the inVentiv contract and the inVentiv employees?

Based on discussions with Salix, we have decided to extend the inVentiv contract for 2014. More specific details about territories, product promotion and targets will be forthcoming once the transaction is final.

2.	What is the plan for the current management team following the close of the transaction?

The new company will retain the name Salix Pharmaceuticals Inc. and will be led by the Salix senior management team. It is too soon to speculate on changes that may occur within other levels of the Santarus management team. Right now we need to focus on executing our operating plans as an independent entity as we work our way through the closing conditions and regulatory approvals to complete the transaction. We will keep you informed as we know more about the integration plans for the two companies.

3.	What impact will this have on Santarus’ current clinical trials and programs?

Until the close of the transaction, Santarus will continue to operate as an independent company operating our business according to our operating plans. This includes continuing our work on current clinical trials. However, you should discuss with your department vice president any need to sign contracts, commit funds or commit external resources.

4.	What may I say to partners, suppliers and others that I have contact with in the normal course of business?

Management is reaching out to our partners, suppliers and key vendors. For those people that you are in contact with during the normal course of business, you can share the press release that was distributed to all employees and is also available on our company website.

5.	What should I do if I’m contacted by media, financial community, or other third parties about the transaction?

Should you be contacted by members of the media or financial community or other third parties regarding this transaction, please refer all inquiries directly to Martha Hough, Vice President Finance and Investor Relations, at 858-314-5824 or mhough@santarus.com.

6.	If I have additional questions, who can I ask?

We encourage you to speak with your manager or any member of the senior management team. For any benefit related questions, please ask a member of the HR team. We realize that you may have many questions over the coming weeks regarding such items as severance, employee benefits and the integration process for employees transitioning to become Salix employees. We will communicate new information when it becomes available and will provide answers to questions as soon as possible after decisions are made.

Additional Information about the Transaction and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Santarus. The solicitation and the offer to buy shares of Santarus’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Salix and Willow Acquisition Sub Corporation, a wholly-owned indirect subsidiary of Salix (“Merger Sub”), intend to file with the Securities and Exchange Commission (the “SEC”). In addition, Santarus will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Santarus on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Santarus under the “Investors” section of Santarus’ website at www.santarus.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF SANTARUS AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements in this document that are not a description of historical facts are forward-looking statements. Santarus has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this document include without limitation statements regarding the planned completion of the tender offer, merger and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Santarus stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of Santarus, including the risks and uncertainties detailed in Santarus’ public periodic filings with the SEC, as well as the tender offer documents to be filed by Salix and Merger Sub, and the Solicitation/Recommendation Statement to be filed by Santarus. Santarus undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Form of email from the Company to its partners, suppliers, customers, clinical investigators and other third-party service providers

On November 7, 2013, Santarus and Salix Pharmaceuticals announced that they have entered into a merger agreement under which Santarus will be acquired by Salix. A copy of the press release is attached to this email.

The completion of the transaction is anticipated in the first quarter of 2014. Until that time, Santarus will continue to operate as an independent business and pursue our individual goals. Please continue to communicate with us on a “business as usual” basis with regard to our existing business arrangements. We expect to be able to provide additional information following the completion of the acquisition in the first quarter of 2014.

If you have questions or concerns, please feel free to contact [Name of Santarus employee] at [                ].

With best regards,

[Name and title of Santarus employee]

Additional Information about the Transaction and Where to Find It

Under the terms of the definitive merger agreement, Salix intends to commence a cash tender offer to acquire all of the outstanding common stock of Santarus. Following completion of the tender offer, Salix will acquire all remaining shares of Santarus common stock not tendered in the offer through a second step merger at the same price per share paid in the tender offer. The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Santarus. The solicitation and the offer to buy shares of Santarus’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Salix and Willow Acquisition Sub Corporation, a wholly owned indirect subsidiary of Salix (“Merger Sub”), intend to file with the Securities and Exchange Commission (the “SEC”). In addition, Santarus will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the

Solicitation/Recommendation Statement of Santarus on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Santarus under the “Investors” section of Santarus’ website at www.santarus.com. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF SANTARUS AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES IN THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Statements in this communication that are not a description of historical facts are forward-looking statements. Santarus has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation statements regarding the planned completion of the tender offer, merger and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Santarus stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of Santarus, including the risks and uncertainties detailed in Santarus’ public periodic filings with the SEC, as well as the tender offer documents to be filed by Salix and Merger Sub, and the Solicitation/Recommendation Statement to be filed by Santarus. Santarus undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.